SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

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                               Pet Quarters, Inc.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                      None
                                 (CUSIP Number)


                                   May 5, 2000
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             (Date of event which requires filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AMRO International, S.A.
     None

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Panama

________________________________________________________________________________
              5.   SOLE VOTING POWER

                   1,323,591 shares of common stock of the Issuer.


  NUMBER OF

   SHARES
              __________________________________________________________________
BENEFICIALLY  6.   SHARED VOTING POWER

  OWNED BY         None

    EACH      __________________________________________________________________
              7.   SOLE DISPOSITIVE POWER
  REPORTING
                   1,323,591 shares of common stock of the Issuer.
   PERSON

    WITH

              __________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                   None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,323,591 shares of common stock of the Issuer.

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                                                   9.9%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


                                                    CO
________________________________________________________________________________


Item 1(a).          Name of Issuer.
                    Pet Quarters, Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices.
                    720 East Front Street
                    Lonoke, AR 72086

Item 2(a).          Names of Person Filing.
                    AMRO International, S. A.

Item 2(b).          Address of Principal Business Office, or if none, Residence.
                    The address of the principal business office of AMRO International, S. A. is:
                    c/o Ultra Finance Ltd.
                    Grossmuensterplatz 6
                    P.O. Box 4401
                    CH 8022 Zurich

Item 2(c).          Citizenship.
                    AMRO International, S.A. is a Panamanian Corporation.

Item 2(d).          Title of Class of Securities.

                                                               Page 3 of 4 Pages


                    Common Stock, $.001 par value per share.

Item 2(e).          CUSIP Number.
                    None (The Issuer has not sought or received a CUSIP number for its Common Stock)

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
                    Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.             Ownership.

     (a) Amount beneficially owned by reporting person, as of March 31, 2000, are 1,323,591 shares of common stock of the Issuer.

     (b) Percent of Class: The reporting person holds 9.9% (based on 13,369,613 shares of common stock of the Issuer issued and outstanding as of March 31, 2000).

     (c)  Number of shares as to which such person has:

          (i) Sole power to direct the vote: 1,323,591 shares of common stock of the Issuer.

          (ii)  Shared power to vote or to direct the vote: None.

          (iii) Sole power to dispose or direct the disposition of the Common
                Stock: 1,323,591 shares of common stock of the Issuer.

          (iv)  Shared power to dispose or direct the disposition of: None.

Item 5.   Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not applicable.

Item 9.   Notice of Dissolution of Group.
          Not applicable.

Item 10.  Certification.
          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          July 24, 2000
                                                   -----------------------------
                                                              (Date)

                                                   -----------------------------
                                                   /s/ AMRO International, S. A.
                                                   By: H.U. Bachofen, Director

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                                                            (Signature)
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